UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of offering of Ordinary Shares to institutional investors

As of the date of this Report on Form 6-K (this “Report”), the Company has issued an aggregate of 3,200,000 Ordinary Shares to institutional investors, providing the Company with approximately $4 million in gross proceeds.

The offering was terminated early and closed after market on September 27, 2024.

On September 17, 2024, VivoPower International PLC (the “Company”) entered into a placement agency agreement (the “Placement Agency Agreement”) with Chardan Capital Markets LLC, to act as the exclusive placement agent (the “Placement Agent”) on a best efforts basis in connection with an offering of up to 10,000,000 of its ordinary shares, par value $0.12 per share (the “Ordinary Shares”) at a price of $1.25 per Ordinary Share (the “Offering”). The Offering was made pursuant to the prospectus included in the Company’s Registration Statement on Form F-1 (Registration No. 333-281065), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 26, 2024 (as amended and supplemented, the “Registration Statement”). The Registration Statement was declared effective on August 29, 2024. The final prospectus was filed on September 19, 2024. The documents relating to this Offering, including the Registration Statement and the final prospectus, are available on the SEC’s website at www.sec.gov.

Pursuant to the terms of the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash fee equal to 6.5% of the gross proceeds raised in the Offering. The Company also granted the Placement Agent, for a period of nine months from the closing of the Offering, the right, on at least the same terms and conditions offered to the Company by other investment banking service providers, to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company, which right is exercisable in the Placement Agent’s sole discretion.

In addition, in accordance with the terms of the Placement Agency Agreement, each of the Company’s directors and officers, and certain shareholders, have entered into lock-up agreements (the “Lock-Up Agreements”) that generally prohibit the sale, transfer, or other disposition of the Company’s securities, without the prior written consent of the Placement Agent, for a period of 45 days following the date of closing of the Offering.

The Company intends to use the net proceeds of the Offering, together with existing cash and cash equivalents, to reduce its debts, including monies owed to shareholders, to fund inventory for customer orders, and for general corporate purposes.

The foregoing description of the Placement Agency Agreement and the Lock-Up Agreements are qualified in their entirety by reference to the full text of the Amendment No.1 to the Placement Agency Agreement and the form of Lock-Up Agreement, which are attached hereto as Exhibit 10.1 and 10.2, respectively, to this Report, and which are incorporated herein in their entirety by reference.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment No. 1 to Placement Agency Agreement
10.2	Form of Lock-Up Agreement.
99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2024	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman